Exhibit 21.1  Subsidiaries of the Registrant

Registrant:                           American National Bankshares Inc.
Incorporated under the laws of the Commonwealth of Virginia

Subsidiaries of American National Bankshares Inc.:
American National Bank and Trust Company
Chartered under the laws of the United States

AMNB Statutory Trust I
A Delaware Statutory Trust